UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2026

Commission File Number: 000-29962

Kazia Therapeutics Limited

(Exact Name of Registrant as Specified in Its Charter)

Three International Towers Level 24, 300 Barangaroo Avenue, Sydney NSW 2000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Filing of Prospectus Supplement

On August 28, 2026, Kazia Therapeutics Limited (the “Company”) filed a prospectus supplement (the “Prospectus Supplement”) pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, with the U.S. Securities and Exchange Commission. The Prospectus Supplement reduces the maximum aggregate offering price of American Depositary Shares (“ADSs”) that may be offered, issued and sold under the Sales Agreement, dated March 17, 2026 (the “Sales Agreement”), by and between the Company and Leerink Partners LLC (“Leerink Partners”), from $100,000,000 to $80,000,000.

The Prospectus Supplement supplements the Company’s registration statement on Form F-3 (File No. 333-294392), which was initially filed with the Securities and Exchange Commission on March 18, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited

By:	/s/ John Friend
Name:	John Friend
Title:	Chief Executive Officer

Date:	August 28, 2026

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